Name of Registrant: Exxon Mobil Corporation
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 10, 2021

Dear Exxon Mobil Shareowner:

Support Proposal #10 Requesting Improved Transparency of Climate Lobbying Objectives

CalPERS is the largest state public pension fund in the U.S. with approximately $450 billion in total assets under management and a long-term owner of approximately 9.6 million shares of Exxon Mobil. We are voting FOR proposal #10 (filed by BNP Paribas Asset Management) requesting for improved transparency of climate lobbying objectives. We urge shareowners to also vote for this proposal at the company’s May 26, 2021 annual meeting.

We believe that shareowners would benefit from improved disclosure of the company's climate lobbying objectives and how they align with the goal of limiting average global warming to well below 2 degrees Celsius (the Paris Climate Agreement's goal). The requested disclosure would help ensure that the company is transparent in its policy objectives, mitigate against reputational risks, and affirm that company funds were spent in a manner that is consistent with stated objectives.

Consistent with CalPERS Governance & Sustainability Principles, we will also be voting FOR Proposals #4, #5, #6, #8 and #9.

Vote FOR the Opposition Card

CalPERS is voting on the opposition card supporting all dissident and management nominees. We believe that additional board refreshment is necessary due to the long-term financial underperformance at Exxon Mobil and the need for a greater depth of skill sets and experience on the board to address the significant challenges the company faces. In order to effectively oversee the transition to a low-carbon economy, we believe the board would benefit from additional expertise in both its core business and in renewable energy technologies.

For questions please contact Craig Rhines, CalPERS Associate Investment Manager at engagements@calpers.ca.gov.

Thank you for your support.

Sincerely,

SIMISO NZIMA
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of mail and telephone communication. CalPERS is not asking for your proxy card. Please do not send us your proxy card